PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



16003952

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2016
REGISTRATIONS BRANCH
16

SEC FILE NUMBER
8-53127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2015___ AND ENDING . ___DECEMBER 31, 2015___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **UNION CAPITAL COMPANY**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6425 E. GRANT ROAD
(No. and Street)

TUCSON	ARIZONA	85715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK ALMADA   **520-664-2001**
                                                           (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - if individual, state last, first, middle name)

100 E. SYBELIA AVENUE, SUITE 130 MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

JG

OATH OR AFFIRMATION

I, _____ **FRANK ALMADA** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **UNION CAPITAL COMPANY** _____ , as of _____ December _____ 31, _____ 2015 _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

CLAUDIA A. LOPEZ
Notary Public - Arizona
Pima County
My Commission Expires
June 10, 2017

_____
Signature

PRESIDENT
Title

Claudia Lopez   02/29/16
Public Notary

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) Exemption Report.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

Union Capital Company

Statement of Financial Condition
December 31, 2015

Assets

Cash	$	21,677
Clearing deposit		35,000
Commissions receivable		35,327
Receivable from Parent		175,439
Due from officer		110,670
Due from employees		6,311
Deposits		1,706
Total assets	$	386,130

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	37,292
Commissions payable		35,971
Total liabilities		73,263
Stockholder's equity:		
Common stock, no par value, 2,000,000 shares authorized,		
1,308,941 shares issued and outstanding	$	-
Paid-in capital		458,624
Accumulated deficit		(145,757)
Total stockholder's equity		312,867
Total liabilities and stockholder's equity	$	386,130

The accompanying notes are an integral part of these financial statements.